Exhibit 99.13

PRESS RELEASE

WiLAN Reports Second Quarter 2010 Financial Results

Company declares eligible dividend of $0.0125 per common share

OTTAWA, Canada – August 10, 2010 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN), a leading technology innovation and licensing company, today announced financial results for the second quarter ended June 30, 2010.  All financial amounts are expressed in Canadian dollars.

With the change in fiscal year end from October 31 to December 31 that occurred in 2009, the Company’s second quarter of 2010 is the three month period ended June 30, 2010.  Financial results for the second quarter ended June 30, 2010 will be compared to the financial results for the three month period ended July 31, 2009.

Second Quarter 2010 Highlights:
▪	Cash revenues of $11.8 million as compared to $9.6 million in the three month period ended July 31, 2009 representing an increase of 23% or more than 33% on a constant U.S. dollar basis.

▪	Pro forma earnings* of $1.2 million, or 1 cent per share, as compared to pro forma earnings of $2.9 million, or 3 cents per share, in the three month period ended July 31, 2009.

▪	Net loss of $5.9 million, or 6 cents per share, as compared to a net loss of $1.3 million, or 1 cent per share, in the three month period ended July 31, 2009.

▪	Declared an eligible dividend of $0.0125 per common share.

▪	Signed license agreements with seven companies during the quarter including Sharp Corporation which was the 95th company and 10th handset vendor to license WiLAN’s wireless technologies.

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“I am pleased with this quarter’s results,” said Jim Skippen, Chairman & CEO.  “We delivered solid financial results and continued to execute on our plan. Revenues in the quarter increased by over 20% compared to last year and the Company generated positive cash earnings in a period of significant investment in litigation.  The signing of wireless technology licenses with five more companies, including Sharp Corporation, the 95th company and 10th handset vendor to take a license, further reinforces the value of our portfolio.”

Skippen added, “We have invested significant resources over the past two and a half years in our handset, laptop and router cases.  While we are far from finished, we are pleased to have completed in March of this year a key milestone, the first of two Markman hearings related to these cases.  Overall we are pleased with the Markman ruling and we continue to believe that we are making appropriate investments.”

The Board of Directors has declared an eligible dividend of $0.0125 per common share.  This dividend will be paid on October 6, 2010 to shareholders of record on September 15, 2010.

Revenue Review
In the second quarter ended June 30, 2010, revenues were $11.8 million, consisting of $10.5 million in royalties and $1.3 million of brokerage revenues.  In the second quarter ended June 30, 2010, the top ten licensees accounted for 93% of royalty revenues as compared to 86% of royalty revenues for the three months ended July 31, 2009.

Operating Expense Review
In the second quarter of 2010, patent licensing expenses totaled $1.3 million as compared to $1.0 million in the three month period ended July 31, 2009.  The increase is due to brokerage fees paid to third parties as a result of the sale of a patent asset and third party payments required under revenue share agreements. During the second quarter of 2010, WiLAN signed license agreements with seven companies of which five companies signed licenses for wireless technologies and two for V-Chip technologies.

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Litigation expenses amounted to $6.8 million in the second quarter of 2010, as compared to $4.0 million in the three month period ended July 31, 2009. Investment in the quarter remained high due to preparation for the claims construction hearing in the Company’s handset, laptop and router litigations, involving “the 222 patent” and the “802 patent”, that took place on March 11, 2010 as well as preparation for the claims construction hearing in the Company’s laptop and router litigations, involving U.S. Patent Nos. 5,956,323 (“the 323 patent”) and 6,549,759 (“the 759 patent”) that is scheduled to begin on September 4, 2010 and preparation for trial in the above noted cases that is scheduled to commence in January 2011.  In addition, the Company incurred expenses in its ongoing response to Declaratory Judgment actions filed by a number of companies.

In the second quarter of 2010, depreciation and amortization expense totaled $5.4 million as compared to $4.5 million in the three month period ended July 31, 2009. The increase is due to amortization of patents acquired in fiscal 2009.

At June 30, 2010, the Company’s net cash, comprised of cash, cash equivalents and short-term investments totaled $92.3 million, representing a decrease of $2.5 million from the net cash position at December 31, 2009.  The Company’s cash equivalents and short-term investments include T-bills, term deposits, GICs and other marketable securities.

Earnings Review
In the second quarter ended June 30, 2010, WiLAN generated pro forma earnings of $1.2 million or 1 cent per share as compared to $2.9 million, or 3 cents per share, in the three month period ended July 31, 2009.  The difference in pro forma earnings between the reporting periods is due primarily to the Company’s higher investment in litigation.

The Company generated a net loss of $5.9 million, or 6 cents per share, in the second quarter ended June 30, 2010, as compared to a net loss of $1.3 million, or 1 cent per share, in the three month period ended July 31, 2009.

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Financial Guidance
Fiscal 2010 guidance remains unchanged.  Revenues for the fiscal year ended December 31, 2010 are expected to be within the range of $43.0 million to $47.0 million.  Operating expenses, excluding stock based compensation, depreciation & amortization and unrealized gains or losses on foreign exchange contracts, all non-cash charges, are expected to be in the range of $36.0 million to $40.0 million.  Pro forma earnings are expected to be within the range of $8.0 million to $11.0 million.

The above statements are forward-looking and actual results may differ materially.  The “Forward-looking Information” section at the end of this news release provides information on various risks and uncertainties that the Company faces.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.  Annual financial guidance for fiscal 2010 is provided to assist investors and other interested parties in understanding WiLAN’s performance.  The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports.  In addition, certain revenues may be of a one-time nature.  Thus, quarter-to-quarter fluctuations in revenue are normal and should be expected. Management believes that the strength of its business should be measured by annual revenues.

The above guidance for the twelve month period ended December 31, 2010 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates.  Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the course of the year, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast.  Accordingly, we exclude forecasts of such items from our guidance.  WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted.  Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

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Conference Call Information – August 10, 2010 – 10 AM EDT
WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Daylight Savings Time (EDT).  WiLAN CEO, Jim Skippen and CFO, Shaun McEwan, will be on the call.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID=160486.
•	To access the call from Canada and U.S., dial 1.877.407.0778 (Toll Free)
•	To access the call from other locations, dial 201.689.8565 (International)

Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=160486 and accessible by telephone until 11:59 PM on August 17, 2010.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 1.201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 353813

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 230 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 850 issued or pending patents.  For more information: www.wilan.com.

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Note
(*) WiLAN follows Canadian generally accepted accounting principles (“GAAP”) in preparing its interim and annual financial statements.  To assist readers in further understanding its operating performance, WiLAN is reporting “pro forma earnings” which is a non-GAAP financial term.  WiLAN’s pro forma earnings represent earnings from continuing operations before stock-based compensation, unrealized gain or loss on foreign exchange contracts, depreciation & amortization and provision for income taxes.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company’s revenues may fluctuate based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on individual licensees’ businesses and other factors outside of the Company’s control; the Company’s revenues can vary significantly from quarter to quarter depending upon the type of royalty agreement with licensees, the timing of royalty reporting by licensees and fluctuations in foreign currency; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; certain of the Company’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure, predict and/or report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

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All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com
For more information,	Tyler Burns	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1
visit www.wilan.com	Director, Investor Relations	Tel: O: 613.688.4330 C: 613.697.0367
or please contact	& Communications	Email: tburns@wilan.com

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Wi-LAN Inc.
Consolidated Statements of Operations and Retained Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three Months	Three Months	Six Months Ended	Six Months Ended
	Ended June 30, 2010	Ended July 31, 2009	June 30, 2010	July 31, 2009

Revenues
Royalties	$10,526	$9,636	$24,443	$19,648
Brokerage	1,284	-	3,830	-
	11,810	9,636	$28,273	$19,648

Operating expenses
Patent licensing	1,347	983	3,565	1,963
Litigation	6,778	4,011	10,779	8,103
Research and development	783	737	1,689	1,465
General and administration	1,875	1,774	3,648	3,535
Unrealized foreign exchange loss (gain)	227	(948)	47	(833)
Stock-based compensation	487	511	1,130	1,015
Depreciation & amortization	5,354	4,451	10,612	8,633
Total operating expenses	16,851	11,519	31,470	23,881
Investment income	128	730	293	1,968
Earnings (loss) before income taxes	(4,913)	(1,153)	(2,904)	(2,265)

Provision for income tax expense	958	163	1,826	80
Net and comprehensive loss	(5,871)	(1,316)	(4,730)	(2,345)

Deficit, beginning of period	(5,264)	(4,864)	(4,102)	(150,996)
Dividends	(1,289)	(1,164)	(3,592)	(1,164)
Reduction of stated capital	-	-	-	147,161
Deficit, end of period	$(12,424)	$(7,344)	$(12,424)	$(7,344)

Loss per share
Basic	$(0.06)	$(0.01)	$(0.05)	$(0.03)
Diluted	$(0.06)	$(0.01)	$(0.05)	$(0.03)

Weighted average number of common shares
Basic	102,792,049	94,375,558	102,459,278	93,672,150
Diluted	102,792,049	94,375,558	102,459,278	93,672,150

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Wi-LAN Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2010	As at December 31, 2009

Assets
Current assets
Cash and cash equivalents	$65,624	$72,763
Short-term investments	26,652	22,025
Accounts receivable	5,417	485
Prepaid expenses and deposits	149	149
Assets held for sale	-	2,188
Current assets	97,842	97,610

Furniture and equipment, net	723	703
Patents and other intangibles, net	134,382	141,132
Goodwill	13,449	13,449
Assets	$246,396	$252,894

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$11,149	$11,774
Current liabilities	11,149	11,774

Liabilities	11,149	11,774

Shareholders' equity
Common shares	230,757	228,421
Contributed surplus	16,914	16,801
Retained deficit	(12,424)	(4,102)
Shareholders' equity	235,247	241,120
Liabilities and Shareholders' equity	$246,396	$252,894

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Wi-LAN Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Three Months	Three Months	Six Months Ended	Six Months Ended July
	Ended June 30, 2010	Ended July 31, 2009	June 30, 2010	31, 2009

Cash generated from
Operations
Net and comprehensive earnings (loss)	$(5,871)	$(1,316)	$(4,730)	$(2,345)
Non-cash items
Stock-based compensation	487	511	1,130	1,015
Depreciation & amortization	5,354	4,451	10,612	8,633
Provision for income tax recovery	-	(728)	-	(1,332)
	(30)	2,918	7,012	5,971
Change in non-cash working capital balances
Accounts receivable	(5,010)	(745)	(4,932)	(156)
Prepaid expenses and deposits	255	(185)	-	(153)
Net assets held for sale	2,188	(65)	2,188	(65)
Accounts payable and accrued liabilities	(407)	(7,872)	(2,186)	1,184
Cash (used in) generated from operations	(3,004)	(5,949)	2,082	6,781
Financing
Proceeds on sale of common shares	-	16,899	-	16,899
Common shares repurchased in Normal Course Issuer Bid	-	-	-	(279)
Dividends	(2,303)	(1,164)	(2,303)	(1,164)
Common shares issued for cash on the exercise of options	1,083	408	1,500	429
Common shares issued for cash from Employee Share Purchase Plan	91	60	91	60
Cash generated from (used in) financing	(1,129)	16,203	(712)	15,945
Investing
Purchase of short-term investments	182	2,722	(4,627)	(26,092)
Purchase of furniture and equipment	(197)	(55)	(311)	(181)
Purchase of patents	(424)	(6,629)	(3,571)	(19,752)
Cash used in investing	(439)	(3,962)	(8,509)	(46,025)

Net cash and cash equivalents (used in)generated from the period	(4,572)	6,292	(7,139)	(23,299)
Cash and cash equivalents, beginning of period	70,195	69,762	72,763	99,353
Cash and cash equivalents, end of period	$65,624	$76,054	$65,624	$76,054

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